United States securities and exchange commission logo





                           October 4, 2022

       Rohan Ajila
       Chief Executive Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta, GA, 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Amendment No. 6 to
Preliminary Proxy on Schedule 14A
                                                            Filed September 27,
2022
                                                            File No. 001-40468

       Dear Rohan Ajila:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy on Schedule 14A filed on September 27, 2022

       Unaudited Pro Forma Condensed Combined Financial Information Description of the Transactions, page 94

   1. We note your disclosures here and within the Introduction regarding the Luminex and GP
                                                        Global transactions.
Please revise your disclosures to address the following:
                                                            Separately identify
each transaction and discuss the significant variables that could have an impact on
the outcome of those specific transactions (e.g., Proposal 8, GACQ common stock
redemptions, etc.) under the minimum and maximum scenarios.
                                                            Regarding the
Luminex transaction, your disclosure should also identify a scenario depicting the
maximum number (and dollar amount) of GACQ common stock
                                                            redemptions that
could occur for the Luminex acquisition to close even if Proposal 8 is not approved.
The additional scenario should also be presented within the pro forma financial
statements starting on page 102.
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
October    NameGlobal Consumer Acquisition Corp
        4, 2022
October
Page 2 4, 2022 Page 2
FirstName LastName
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page
107

2. We note your response to prior comment three; however your revised disclosures in Note
         2 (on page 107) related to the Business Combination between GACQ and GP Global are not consistent with your disclosures on pages 31, 96 and 179. Please revise your disclosures on page 107 to state:
             The Business Combination between GACQ and GP Global under the minimum redemption scenario is expected to be accounted for as a forward business acquisition with GACQ as the accounting acquirer.
             The Business Combination between GACQ and GP Global under the maximum redemption scenario is expected to be accounted for as a reverse acquisition with GP
              Global as the accounting acquirer.

3. We note your response to prior comment ten, including the revisions to the number of shares issued to acquire GP Global in the pro forma financial statements and throughout the filing. Please also revise notes 10 and 11 (on pages 118 and 119) to correct the number of shares to be issued to acquire GP Global and correct all related pro forma share and per share disclosures in the filing, including all pro forma statements of operations and the per share disclosures on page 120. We also note the table on page 88 should be similarly revised.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Mitchell Nussbaum